UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STOKE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

86150R107

(CUSIP Number of Class of Securities)

Edward M. Kaye, M.D.

Chief Executive Officer

Stoke Therapeutics, Inc.

45 Wiggins Avenue

Bedford, Massachusetts 01730

(781) 430-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen J. Tulipano Chief Financial Officer Stoke Therapeutics, Inc. 45 Wiggins Avenue Bedford, Massachusetts 01730 (781) 430-8200	Effie Toshav, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP 555 California Street San Francisco, California (415) 875-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”), is filed by Stoke Therapeutics, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on November 2, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an award of restricted stock units of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Restricted Stock Units dated November 2, 2023 (the “Exchange Offer”), attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 2 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Exchange Offer.

Amendments to the Schedule TO

In Item 7 “Source and Amount of Funds or Other Consideration”, the response to Item 7(b) “Conditions” is restated as follows:

(b) Conditions. Not applicable.

Amendments to the Exchange Offer

The Exchange Offer and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Summary Term Sheet - Questions and Answers.

Pages 9-10 of the Exchange Offer are amended and supplemented by replacing the first paragraph under “Q10. If I participate in the Exchange Offer, when will my New RSUs be granted?” with the following:

Unless we amend or terminate the Exchange Offer in accordance with its terms, we will promptly grant you New RSUs in exchange for Eligible Options with respect to which you properly made a valid election to tender (and did not validly revoke that election), effective as of the New RSU Grant Date, following the Expiration Time.

Offering Memorandum – Section 3. Procedures for Tendering Eligible Options.

Page 26 of the Exchange Offer is amended and supplemented by replacing the fourth paragraph under “Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects.” with the following:

The Exchange Offer is a one-time offer, and we will strictly enforce the offer period, subject only to any extension of the Expiration Time that we may grant in our sole discretion. Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to all Eligible Options or all Eligible Employees.

Offering Memorandum – Section 4. Withdrawal Rights.

Page 27 of the Exchange Offer is amended and supplemented by replacing the second paragraph in “Section 4. Withdrawal Rights.” with the following:

We will permit any Eligible Options tendered in the Exchange Offer to be withdrawn at any time during the period the Exchange Offer remains open. Please note that, upon the terms and subject to the conditions of the Exchange Offer, we expect to accept for exchange all Eligible Options properly tendered and not validly withdrawn by the Expiration Time. In addition, although we intend to accept all validly tendered Eligible Options promptly after the Expiration Time, due to certain requirements under U.S. securities laws, if we have not accepted your tendered Eligible Options by 11:59 p.m. Eastern Time on January 2, 2024 (which is the 40th business day following the commencement of the offer), you may withdraw your Eligible Options at any time thereafter but prior to our acceptance.

Offering Memorandum – Section 6. Conditions of the Exchange Offer.

Page 29 of the Exchange Offer is amended and supplemented by replacing the first sub-bullet of the third bullet under the first paragraph in “Section 6. Conditions of the Exchange Offer.” with the following:

•	any general suspension of trading in securities on any national securities exchange or automated quotation system or in the over-the-counter market;

Page 30 of the Exchange Offer is amended and supplemented by replacing the sixth bullet under the first paragraph in “Section 6. Conditions of the Exchange Offer” with the following:

•

any changes occur in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, cause or may cause material harm to Stoke Therapeutics;

Page 30 of the Exchange Offer is amended and supplemented by replacing the seventh bullet under the first paragraph in “Section 6. Conditions of the Exchange Offer” with the following:

•

Any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the retentive value of the New RSUs to be exchanged in accordance with the terms of Exchange Offer to Stoke Therapeutics; and

Offering Memorandum – Section 9. Information Concerning Stoke Therapeutics; Financial Information.

Page 33 of the Exchange Offer is amended and supplemented by replacing the first paragraph under “Section 9. Information Concerning Stoke Therapeutics; Financial Information—Financial Information.” with the following:

This Offering Memorandum should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto, beginning on page 83 and 105, respectively, included in our Annual Report on Form 10-K (File No. 001-38938) for the year ended December 31, 2022, filed with the SEC on March 6, 2023 (our “Annual Report”), and in our Quarterly Reports on Form 10-Q (File No. 001-38938) for the quarters ended March 31, 2023 (beginning on page 16 and 4, respectively), June 30, 2023 (beginning on page 16 and 4, respectively) and September 30, 2023 (beginning on page 18 and 4, respectively), filed with the SEC on May 4, 2023, August 7, 2023 and November 7, 2023, respectively (our “Quarterly Reports”), which are incorporated herein by reference. On October 30, 2023, the closing price of our common stock as reported on Nasdaq was $3.57 per share. Our book value per share as of September 30, 2023 was $3.91, which is the date as of the most recent balance sheet incorporated herein by reference.

Set forth below are summary consolidated statements of operations data and summary consolidated balance sheet data presented as of and for the years ended December 31, 2022 and 2021, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the notes thereto included in our Annual Report and summary consolidated balance sheet data as of September 30, 2023, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 7, 2023, each of which is incorporated herein by reference as set forth above.

	Year Ended December 31,		Nine Months Ended September 30,
Consolidated statements of operations data	2022	2021	2023	2022
Revenue	$12,405	$—	$5,978	$9,137
Operating expenses:
Research and development	77,837	54,168	60,453	56,777
General and administrative	38,924	31,897	30,712	29,540

Total operating expenses	116,761	86,065	91,165	86,317
Loss from operations	(104,356)	(86,065)	(85,187)	(77,180)
Other income (expense):
Interest income (expense), net	3,122	120	7,321	1,643
Other income (expense), net	167	140	125	125

Total other income (expense)	3,289	260	7,446	1,768

Net loss	$(101,067)	$(85,805)	$(77,741)	$(75,412)

Net loss per share—basic and diluted	$(2.60)	$(2.34)	$(1.78)	$(1.95)

Weighted average common shares outstanding—basic and diluted	38,897,442	36,739,269	43,669,987	38,716,615

Comprehensive loss:
Net loss	$(101,067)	$(85,805)	$(77,741)	$(75,412)
Other comprehensive loss:
Unrealized loss on market able securities	(1,007)	(168)	1,0288	(1,535)

Total other comprehensive loss	$(1,007)	$(168)	$1,028	$(1,535)

Comprehensive loss	$(102,074)	$(85,973)	$(76,713)	$(76,947)

Consolidated balance sheet data	September 30, 2023	December 31, 2022	December 31, 2021
Total current assets	$230,019	$244,070	$229,218
Total assets	$239,889	$256,067	$238,865
Total current liabilities	$25,201	$31,394	$17,139
Total liabilities	$66,890	$71,218	$21,088
Total stockholders’ equity (deficit)	$172,999	$184,849	$217,777

Offering Memorandum – Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.

Page 33 of the Exchange Offer is amended and supplemented by replacing “Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities.” with the following:

The table below sets forth the beneficial ownership of each of our current executive officers and directors of options outstanding as of September 30, 2023 and the percentage of total options outstanding beneficially owned by them, based on the total number of outstanding options (i.e., whether or not eligible for exchange), which was 9,467,860 as of September 30, 2023. The table also sets forth the beneficial ownership of each of our current executive officers of Eligible Options owned as of September 30, 2023 and the percentage of Eligible Options outstanding beneficially owned by them, based on the total number of Eligible Options, which was 4,088,108 as of September 30, 2023. Our executive officers will be eligible to participate in the Exchange Offer, provided that they are Eligible Participants at the Expiration Time. Non-employee directors are not eligible to participate in the Exchange Offer.

Name	Number of Options Beneficially Owned	Percentage of Total Outstanding Options	Number of Eligible Options Beneficially Owned	Percentage of Total Outstanding Eligible Options
Executive Officers
Edward M. Kaye, M.D.	1,587,806	16.77%	442,841	10.83%
Huw M. Nash, Ph.D.	626,418	6.62%	143,494	3.51%
Barry S. Ticho, M.D., Ph.D.	341,148	3.60%	143,494	3.51%
Stephen J. Tulipano, CPA	339,639	3.59%	143,494	3.51%
Jonathan Allan	110,512	1.17%	95,163	2.33%
Non-Employee Directors
Jennifer C. Burstein, CPA	76,982	0.81%	—	—
Seth L. Harrison, M.D.	76,982	0.81%	—	—
Adrian R. Krainer, Ph.D.	126,516	1.34%	—	—
Arthur A. Levin, Ph.D.	93,462	0.99%	—	—
Garry E. Menzel, Ph.D.	62,205	0.66%	—	—
Ian F. Smith	—	—	—	—
Julie Anne Smith	62,205	0.66%	—	—
Arthur Tzianabos, Ph.D.	93,943	0.99%	—	—

Except as otherwise described in this Exchange Offer, or in our filings with the SEC, including our Annual Report, and other than outstanding stock option and other equity awards granted to our directors, executive officers and other employees and consultants pursuant to our various equity plans, which are described in the notes to our financial statements as set forth in our Annual Report, neither we nor, to our knowledge, any of our executive officers or directors, any person controlling us or any executive officer or director of such control person, is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

During the 60-day period prior to the date of this Offering Memorandum, we have not granted any options that are Eligible Options, and no Eligible Options have been exercised. During such 60-day period, neither we, nor, to the best of our knowledge, any member of our Board or any of our executive officers, nor any of our affiliates, has engaged in any transaction involving the Eligible Options.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Eligible Options for New Restricted Stock Units, dated November 2, 2023

(a)(1)(B)*	Form of Announcement to Eligible Employees that Exchange Program has Opened

(a)(1)(C)*	Form of Email Confirming Receipt of Election(s)

(a)(1)(D)	Form of Reminder Email to Eligible Employees Regarding the Exchange Offer Deadline

(a)(1)(E)*	Form of Frequently Asked Questions

(a)(1)(F)*	Story Boards for Employee Education Videos

(a)(1)(G)*	Screenshots from Exchange Offer Website

(a)(1)(H)*	Stoke Therapeutics Stock Option Exchange Program PowerPoint Deck

(a)(1)(I)*	Script for Power Point Deck

(b)	Not applicable

(d)(1)*	Stoke Therapeutics, Inc. 2019 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 19, 2019 (SEC File No. 333-231700))

(d)(2)*	Stoke Therapeutics, Inc. 2014 Equity Incentive Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on May 23, 2019 (SEC File No. 333-231700))

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STOKE THERAPEUTICS, INC.

By:	/s/ Stephen J. Tulipano
Stephen J. Tulipano
Chief Financial Officer

Dated: November 17, 2023